Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated May 12, 2010

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared at www.mergermarket.com on May 5, 2010. The article attached as Exhibit B appeared at www.abclocal.go.com on May 10, 2010.

                The articles were not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of each article is not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of either article or any other articles published by the publisher concerning the Company.

                Statements in the article attached as Exhibit A and Exhibit B that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Lending Club to pursue IPO in two to four years; USD 30m-USD 50m capital raise likely before that, CEO says

Mergermarket

Story Lending Club, a privately-owned Sunnyvale, California-based peer lending company, will pursue an IPO in two to four years, said CEO Renaud Laplanche. Prior to that time, the company, which has so far raised approximately USD 50m in three previous funding rounds, will likely seek one more round of USD 30m-USD 50m, said Laplanche. Lending Club had USD 5m in 2009 revenue, a 500% increase over 2008, and it expects to generate 2010 revenue of USD 25m, said the CEO. Whether an IPO comes in two years or four would depend upon the state of the market, he said. The company closed a USD 24.5m Series C capital round earlier this month. When asked about the potential for a sale of the company before an IPO, Laplanche said "everything is possible," and that Lending Club would consider offers if they were to come. He was quick to note, however, that there is "no reason to interrupt the company's current growth." "Lending Club has the potential to be a large public entity," Laplanche said. He pointed to on-line stock trading companies such as Ameritrade and E*Trade, comparing what he perceives as industry similarities as well as the use of web-based platforms. The potential for future Lending Club growth will be supported by its recent funding and will be dedicated to "perfecting the company's business model, and in executing a marketing push aimed at introducing Lending Club to the mainstream," said Laplanche. He asserted that Lending Club often provides higher return to lenders, and a better interest rate for borrowers, by eliminating costs associated with traditional bank lending and directly connecting investors with creditworthy borrowers. Lending Club's latest funding round was led by Menlo Park, California-based VC firm Foundation Capital, and was joined by existing investors Morgenthaler Ventures, Norwest Venture Partners and Canaan Partners, according to Laplanche. For that round, a financial advisor was not needed as the company was contacted directly by participating investors, Laplanche explained. He said Lending Club works with the law firm of Fenwick & West.

Exhibit B

LOS ANGELES (KABC) -- If you're looking to borrow money to pay off bills or buy a new vehicle, you don't have to apply for a loan at a bank or credit union. Many people are asking and getting loans from strangers, and saving a ton of money.

Peer-to-peer lending brings borrowers and investors together. Borrowers can find a lower interest rate than the banks offer, while investors get a far better return than certificates of deposit. You can even invest in a retirement account and earn a return of 10 percent or more.

Mary Bohen of Redlands racked up about $27,000 in credit card debt. The single mother of two struggled to pay it off, even moving to a smaller place. But with interest rates as high as 24 percent on some of her credit cards, she struggled to make ends meet.

Mary turned to the Web site LendingClub.com in search of a better rate. She posted her profile online and listed information about her salary, job history and credit score. More than 400 investors liked what they saw and funded her $20,000 loan.

At an interest rate of 13 percent - which is about half of what she was paying - she's saving thousands of dollars in interest over the life of the three year loan.

"I was able to take that money and I was able to pay off my credit cards with it," said Boehn. "My credit score jumped up like 50 points."

Late last year, Tom Youngen wanted to diversify his investment portfolio. The San Diego resident grew frustrated earning one-percent on his bank CD, so he decided to become a peer-to-peer lender. He's funded some 200 loans in a ROTH IRA account, never lending out more than $100 to any one borrower. So far, he's been earning close to a10-percent return on his investment.

But since these loans are unsecured, he's taking on some risk.

"I fully expect some of these loans will default over time, and if they do default, then I'm back to 6-to-8 percent," said Youngen. "I'm still above where I'd be with a CD."

Sites like LendingClub.com and Prosper.com rate loans on how likely a borrower will pay them off, using criteria like credit and employment history. The lower the credit score the riskier the loan, which leads to higher interest rates.

Lenders can set up filters to search out more secure investments, but if a borrower defaults, they could lose their money. That's why lenders are encouraged to lend only small amounts to each borrower.

"We always encourage investors to diversify across as many loans as possible," said Renauld Laplance, CEO LendingClub.com. "Lending money to one person is a risky bet. That person may not pay you back and then you've lost your entire principal."

There's a limit of $25,000 you can borrow on the peer-to-peer lending sites. If you're a lender, remember the loans are not secured, so there are risks involved. But since interest rates are usually much lower than banks or credit cards, both borrowers and lenders can benefit.